JNL STRATEGIC INCOME FUND LLC
225 West Wacker Drive, Suite 1200 Chicago, Illinois 60606
(517) 381-5500

August 7, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Strategic Income Fund LLC
Registration Statement on Form N-1A

Dear Sir/Madam:

Enclosed for filing is an amendment to the registration statement under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-1A of the JNL Strategic Income Fund LLC (the “Fund”) filed on August 3, 2012.

This amendment is being filed to add red herring language to the prospectus and statement of additional information.

The Fund has elected, pursuant to Rule 24f-2 under the 1940 Act, to register an indefinite amount of securities under the 1933 Act.

If you have any questions concerning this filing, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel (Chief Legal Officer) & Secretary

encs.